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                           April 1, 2021

       Matthew Schatzman
       Chief Executive Officer
       NextDecade Corporation
       1000 Louisiana Street, Suite 3900
       Houston, TX 77002

                                                        Re: NextDecade
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed March 26,
2021
                                                            File No. 333-254781

       Dear Mr. Schatzman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Liz
Packebusch at (202) 551-8749 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Coleman Wombwell